UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Clear Channel Outdoor Holdings, Inc.

(Name of issuer)

Class A Common Stock, par value $0.01 per share

(Title of class of securities)

18451C109

(CUSIP number)

Robert H. Walls, Jr.

Executive Vice President, General Counsel and Secretary

iHeartMedia, Inc.

200 East Basse Road

San Antonio, Texas 78209

(210) 822-2828

with a copy to:

James S. Rowe

Brian D. Wolfe

Kirkland & Ellis LLP

300 North LaSalle

Chicago, Illinois 60654

Telephone: (312) 862-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 11, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 18451C109	Page 2 of 13

(1)	Names of reporting persons iHeartMedia, Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 325,726,917 (see item 5)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 325,726,917 (see item 5)
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 325,726,917 (see item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 89.5% (see item 5)
(14)	Type of reporting person (see instructions) CO

SCHEDULE 13D

CUSIP No. 18451C109	Page 3 of 13

(1)	Names of reporting persons iHeartMedia Capital II, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 325,726,917 (see item 5)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 325,726,917 (see item 5)
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 325,726,917 (see item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 89.5% (see item 5)
(14)	Type of reporting person (see instructions) OO

SCHEDULE 13D

CUSIP No. 18451C109	Page 4 of 13

(1)	Names of reporting persons iHeartMedia Capital I, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 325,726,917 (see item 5)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 325,726,917 (see item 5)
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 325,726,917 (see item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 89.5% (see item 5)
(14)	Type of reporting person (see instructions) OO

SCHEDULE 13D

CUSIP No. 18451C109	Page 5 of 13

(1)	Names of reporting persons iHeartCommunications, Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 325,726,917 (see item 5)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 325,726,917 (see item 5)
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 325,726,917 (see item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 89.5% (see item 5)
(14)	Type of reporting person (see instructions) CO

SCHEDULE 13D

CUSIP No. 18451C109	Page 6 of 13

(1)	Names of reporting persons Clear Channel Holdings, Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Nevada
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 325,726,917 (see item 5)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 325,726,917 (see item 5)
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 325,726,917 (see item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 89.5% (see item 5)
(14)	Type of reporting person (see instructions) CO

SCHEDULE 13D

CUSIP No. 18451C109	Page 7 of 13

(1)	Names of reporting persons CC Finco, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 10,726,917 (see item 5)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 10,726,917 (see item 5)
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 10,726,917 (see item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 21.9% (see item 5)
(14)	Type of reporting person (see instructions) OO

SCHEDULE 13D

CUSIP No. 18451C109	Page 8 of 13

(1)	Names of reporting persons Broader Media, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 100,000,000 (see item 5)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 100,000,000 (see item 5)
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 100,000,000 (see item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 27.5%(1) (see item 5)
(14)	Type of reporting person (see instructions) OO

(1)	This percentage represents Broader Media, LLC’s fully diluted ownership assuming all of the 315,000,000 outstanding shares of Class B Common Stock are converted into Class A Common Stock. Broader Media, LLC’s ownership calculated in accordance with Rule 13d-3 under the Act, assuming that the 100,000,000 shares of Class B Common Stock owned by Broader Media, LLC are converted to Class A Common Stock and that no other shares of Class B Common Stock are converted to Class A Common Stock, is 67.1%.

	SCHEDULE 13D	Page 9 of 13
CUSIP No. 18451C109

Item 1.	Security and Issuer.

This Amendment No. 3 (this “Amendment”) to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on April 14, 2015 by the Reporting Persons named therein, as amended by Amendment No. 1 filed with the Commission on December 10, 2015 and Amendment No. 2 filed with the Commission on March 15, 2017 (the “Schedule 13D”). Unless set forth below, all previous Items set forth in the Schedule 13D remain unchanged. Capitalized terms used herein and not defined have the meanings given to them in the Schedule 13D, as amended to the date hereof.

This Amendment is being filed to supplement and amend the prior disclosure by the Reporting Persons regarding their plans or proposals with respect to certain securities of the Issuer held by certain of the Reporting Persons.

Item 4.	Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby supplemented as set forth below:

On December 11, 2017, iHeartCommunications announced that it is currently exploring a possible private capital-raising transaction supported by the value of some or all of the 100,000,000 shares of Class B common stock of the Issuer held by its wholly-owned subsidiary Broader Media, LLC and the 10,726,917 shares of Class A common stock of the Issuer held by its wholly-owned subsidiary CC Finco, LLC. Such a transaction, if agreed upon and consummated on the terms being explored, would result in the pledge of these shares for the benefit of the investors. If such a transaction is consummated, iHeartCommunications intends to amend the terms of the notes exchange offers and term loan offers launched on March 15, 2017, as described in Amendment No. 2 to the Schedule 13D, to contemplate the pledge of the Issuer’s shares in support of that transaction.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 4 of this Schedule 13D is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit A:	Joint Filing Agreement dated as of December 11, 2017, by and among the Reporting Persons.

Exhibit B:	Master Agreement dated November 16, 2005 between Clear Channel Outdoor Holdings, Inc. and iHeartCommunications, Inc. (Incorporated by reference to Exhibit 10.1 to the Clear Channel Outdoor Holdings, Inc. Annual Report on Form 10-K for the year ended December 31, 2005).

Exhibit C:	Registration Rights Agreement dated November 16, 2005 between Clear Channel Outdoor Holdings, Inc. and iHeartCommunications, Inc. (Incorporated by reference to Exhibit 10.2 to the Clear Channel Outdoor Holdings, Inc. Annual Report on Form 10-K for the year ended December 31, 2005).

Exhibit D:	Corporate Services Agreement dated November 16, 2005 between Clear Channel Outdoor Holdings, Inc. and Clear Channel Management Services, L.P. (Incorporated by reference to Exhibit 10.3 to the Clear Channel Outdoor Holdings, Inc. Annual Report on Form 10-K for the year ended December 31, 2005).

Exhibit E:	Tax Matters Agreement dated November 10, 2005 between Clear Channel Outdoor Holdings, Inc. and iHeartCommunications, Inc. (Incorporated by reference to Exhibit 10.4 to the Clear Channel Outdoor Holdings, Inc. Annual Report on Form 10-K for the year ended December 31, 2005).

Exhibit F:	Employee Matters Agreement dated November 10, 2005 between Clear Channel Outdoor Holdings, Inc. and iHeartCommunications, Inc. (Incorporated by reference to Exhibit 10.5 to the Clear Channel Outdoor Holdings, Inc. Annual Report on Form 10-K for the year ended December 31, 2005).

Exhibit G:	Amended and Restated License Agreement dated November 10, 2005 between Clear Channel Identity, L.P. and Outdoor Management Services, Inc. (Incorporated by reference to Exhibit 10.6 to the Clear Channel Outdoor Holdings, Inc. Annual Report on Form 10-K for the year ended December 31, 2005).

Exhibit H:	First Amendment to Amended and Restated License Agreement dated January 14, 2014 between iHM Identity, Inc. and Outdoor Management Services, Inc. (Incorporated by reference to Exhibit 10.17 to the Clear Channel Outdoor Holdings, Inc. Annual Report on Form 10-K for the year ended December 31, 2013).

	SCHEDULE 13D	Page 10 of 13
CUSIP No. 18451C109

Exhibit I:	Contribution Agreement, dated December 3, 2015, between Clear Channel Holdings, Inc. and Broader Media, LLC (Incorporated by reference to Exhibit I to the Schedule 13D/A relating to the Class A Common Stock, par value $0.01 per share, of Clear Channel Outdoor Holdings, Inc., filed with the SEC on December 10, 2015 by Clear Channel Holdings, Inc. and the other reporting persons named therein).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 11, 2017

Clear Channel Holdings, Inc.
By:	/s/ Lauren E. Dean
	Name:	Lauren E. Dean
	Title:	Vice President, Associate General Counsel and
Assistant Secretary

iHeartCommunications, Inc.
By:	/s/ Lauren E. Dean
	Name:	Lauren E. Dean
	Title:	Vice President, Associate General Counsel and
Assistant Secretary

iHeartMedia Capital I, LLC
By:	/s/ Lauren E. Dean
	Name:	Lauren E. Dean
	Title:	Vice President, Associate General Counsel and
Assistant Secretary

iHeartMedia Capital II, LLC
By:	/s/ Lauren E. Dean
	Name:	Lauren E. Dean
	Title:	Vice President, Associate General Counsel and
Assistant Secretary

iHeartMedia, Inc.
By:	/s/ Lauren E. Dean
	Name:	Lauren E. Dean
	Title:	Vice President, Associate General Counsel and
Assistant Secretary

CC Finco, LLC
By:	/s/ Lauren E. Dean
	Name:	Lauren E. Dean
	Title:	Vice President, Associate General Counsel and
Assistant Secretary

Broader Media, LLC
By:	/s/ Lauren E. Dean
	Name:	Lauren E. Dean
	Title:	Vice President, Associate General Counsel and
Assistant Secretary

EXHIBIT INDEX

Exhibit	Description

Exhibit A:	Joint Filing Agreement dated as of December 11, 2017, by and among the Reporting Persons

Exhibit B:	Master Agreement dated November 16, 2005 between Clear Channel Outdoor Holdings, Inc. and iHeartCommunications, Inc. (Incorporated by reference to Exhibit 10.1 to the Clear Channel Outdoor Holdings, Inc. Annual Report on Form 10-K for the year ended December 31, 2005).

Exhibit C:	Registration Rights Agreement dated November 16, 2005 between Clear Channel Outdoor Holdings, Inc. and iHeartCommunications, Inc. (Incorporated by reference to Exhibit 10.2 to the Clear Channel Outdoor Holdings, Inc. Annual Report on Form 10-K for the year ended December 31, 2005).

Exhibit D:	Corporate Services Agreement dated November 16, 2005 between Clear Channel Outdoor Holdings, Inc. and Clear Channel Management Services, L.P. (Incorporated by reference to Exhibit 10.3 to the Clear Channel Outdoor Holdings, Inc. Annual Report on Form 10-K for the year ended December 31, 2005).

Exhibit E:	Tax Matters Agreement dated November 10, 2005 between Clear Channel Outdoor Holdings, Inc. and iHeartCommunications, Inc. (Incorporated by reference to Exhibit 10.4 to the Clear Channel Outdoor Holdings, Inc. Annual Report on Form 10-K for the year ended December 31, 2005).

Exhibit F:	Employee Matters Agreement dated November 10, 2005 between Clear Channel Outdoor Holdings, Inc. and iHeartCommunications, Inc. (Incorporated by reference to Exhibit 10.5 to the Clear Channel Outdoor Holdings, Inc. Annual Report on Form 10-K for the year ended December 31, 2005).

Exhibit G:	Amended and Restated License Agreement dated November 10, 2005 between Clear Channel Identity, L.P. and Outdoor Management Services, Inc. (Incorporated by reference to Exhibit 10.6 to the Clear Channel Outdoor Holdings, Inc. Annual Report on Form 10-K for the year ended December 31, 2005).

Exhibit H:	First Amendment to Amended and Restated License Agreement dated January 14, 2014 between iHM Identity, Inc. and Outdoor Management Services, Inc. (Incorporated by reference to Exhibit 10.17 to the Clear Channel Outdoor Holdings, Inc. Annual Report on Form 10-K for the year ended December 31, 2013).

Exhibit I:	Contribution Agreement, dated December 3, 2015, between Clear Channel Holdings, Inc. and Broader Media, LLC (Incorporated by reference to Exhibit I to the Schedule 13D/A relating to the Class A Common Stock, par value $0.01 per share, of Clear Channel Outdoor Holdings, Inc., filed with the SEC on December 10, 2015 by Clear Channel Holdings, Inc. and the other reporting persons named therein).

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13D

In accordance with Rule 13d–1(k)(l) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing, along with such other undersigned, on behalf of the Reporting Persons (as defined in the joint filing), of a statement on Schedule 13D (including amendments thereto) with respect to the Class A Common Stock, par value $0.01 per share, of the Issuer, and agrees that this agreement be included as an Exhibit to such joint filing. This agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, each of the undersigned has executed this Joint Filing Agreement as of this 11th day of December 2017.

Clear Channel Holdings, Inc.

By:	/s/ Lauren E. Dean
	Name:	Lauren E. Dean
	Title:	Vice President, Associate General Counsel and
Assistant Secretary

iHeartCommunications, Inc.

By:	/s/ Lauren E. Dean
	Name:	Lauren E. Dean
	Title:	Vice President, Associate General Counsel and
Assistant Secretary

iHeartMedia Capital I, LLC

By:	/s/ Lauren E. Dean
	Name:	Lauren E. Dean
	Title:	Vice President, Associate General Counsel and
Assistant Secretary

iHeartMedia Capital II, LLC

By:	/s/ Lauren E. Dean
	Name:	Lauren E. Dean
	Title:	Vice President, Associate General Counsel and
Assistant Secretary

[Continues on Next Page]

iHeartMedia, Inc.

By:	/s/ Lauren E. Dean
	Name:	Lauren E. Dean
	Title:	Vice President, Associate General Counsel and
Assistant Secretary

CC Finco, LLC

By:	/s/ Lauren E. Dean
	Name:	Lauren E. Dean
	Title:	Vice President, Associate General Counsel and
Assistant Secretary

Broader Media, LLC

By:	/s/ Lauren E. Dean
	Name:	Lauren E. Dean
	Title:	Vice President, Associate General Counsel and
Assistant Secretary

[Signature Page to Joint Filing Agreement]